EXHIBIT 99.1

Rubico Announces Its Decision to Exit the Megayacht Sector and Redeploy Capital towards its Core Tanker Business

ATHENS, Greece, July 15, 2026 (GLOBE NEWSWIRE) -- Rubico Inc. (Nasdaq: RUBI) (the “Company” or “Rubico”), a global provider of shipping transportation services specializing in the ownership of vessels, announced today that it has decided to divest its interest in its newbuilding megayacht currently under construction (the “Megayacht”) and to exit the megayacht sector. The Company intends to pursue a sale of the Megayacht, or of the entity that is party to the shipbuilding contract, with the objective of releasing capital for redeployment towards its core tanker business.

The Company believes that focusing on its core tanker business represents the most effective use of its capital and management resources. A divestment of the Megayacht would allow the Company to redeploy capital toward its core business, reduce its future capital commitments, and further simplify its asset base.

The Megayacht has a length of 60 meters and a gross tonnage of 1,150 tons and is scheduled for delivery in the second quarter of 2027. Based on independent market estimates obtained by the Company, for comparable newbuilding megayachts of this size, the Company believes that a sale could generate estimated gross cash proceeds in the range of €30 to €35 million (about $34.2 to $40 million). Further, the sale would eliminate a capital commitment of €26.5 million ($30.2 million) payable prior to delivery of the Megayacht.

There can be no assurance that a divestment will be completed, or as to its timing, structure, terms or the proceeds ultimately realized. The Company has not identified a specific use of proceeds of the sale of the Megayacht and there can be no assurance that the Company will redeploy the net proceeds in the tanker sector. Any transaction would be subject to the negotiation and execution of definitive agreements, the consent of relevant counterparties and financiers, and customary conditions. The estimated valuations set forth above are based on third-party market data and management assumptions and may differ materially from amounts ultimately realized. U.S. dollar amounts in this release are provided for convenience only and are translated at an exchange rate of €1.00 = $1.14 as of July 14, 2026; actual amounts realized may differ.

Kalliopi Ornithopoulou, the Company’s President, Chairwoman & Chief Executive Officer, stated:

“Our decision to exit the megayacht sector reflects our intention to redeploy capital towards our core tanker business. We believe a divestment at current market levels would result in a meaningful equity release, multiple to the Company’s current market cap, while at the same time eliminating a significant  capital commitment.”

About the Company

Rubico Inc. is a global provider of shipping transportation services specializing in the ownership of vessels. The Company is an international owner and operator of two modern, fuel efficient, eco 157,000 dwt Suezmax tankers. Furthermore, the Company owns one 47,499 dwt MR tanker newbuilding scheduled for delivery in the fourth quarter of 2029 and a 60 meter newbuilding megayacht scheduled for delivery in the second quarter of 2027, which the Company intends to divest as described above.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Athens, Greece. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “RUBI”.

Please visit the Company’s website at: https://rubicoinc.com/

For further information please contact:

Nikolaos Papastratis
Chief Financial Officer
Rubico Inc.
Tel: +30 210 812 8107
Email: npapastratis@rubicoinc.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the intended divestment of the Company’s megayacht, the estimated market value of such megayacht, the estimated proceeds and potential equity release that may be realized in connection with a divestment, and the redeployment of capital.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.